Magnitude Information Systems, Inc.
1250 Route 28
Suite 309
Branchburg, New Jersey 08876

August 7, 2007

VIA EDGAR AND TELECOPY DELIVERY
Filing Desk
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20005

Attention:	Ms. Kathleen Collins Accounting Branch Chief

Re:	Magnitude Information Systems, Inc. Form 10-KSB for Fiscal Year Ended December 31, 2006 Filed April 2, 2007 File No. 000-32485
Dear Ms. Collins:

On behalf of the management of Magnitude Information Systems, Inc. (the “Company”) and in connection with the Amendment to its Form 10-KSB for the fiscal year ended December 31, 2006 and the Post-Effective Amendment to its Form SB-2 registration statement being filed today, I hereby acknowledge to the Commission:

-	that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Magnitude Information Systems, Inc.

By:	/s/ Edward Marney
Edward Marney, President